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Exhibit

Exhibit            Description

99                    Announcement on 2018/11/02: UMC’s statement in response to an indictment unsealed on 2018/11/01 by the United States Attorney’s Office for the Northern District of California

Exhibit 99

UMC’s statement in response to an indictment unsealed on 2018/11/01 by the United States Attorney’s Office for the Northern District of California

1. Parties to the legal matter: UNITED MICROELECTRONICS CORP.

2. Name of the court or disposing agency: The United States Attorney’s Office for the Northern District of California

3. Reference/case numbers of relevant documents:

United States v. United Microelectronics Corporation, et al., CR 18 465 (LHK/SVK)

United States v. United Microelectronics Corporation, et al., 18 CV 06643

4. Date of occurrence of the event: 2018/11/02

5. Background and circumstances of the matter (including the property/subject matter under dispute):

The indictment unsealed today by the United States Attorney’s Office for the Northern District of California alleges that the Company and certain of its employees conspired to steal trade secrets of Micron.

6. Course and progression of handling of the matter: Please refer to points 8 and 9.

7. Effect on company finances and business and estimated monetary amount of the effect: no material effect

8. Countermeasures and status of amelioration:

The Company has engaged attorneys to handle this matter so as to defend the interests of the Company and its shareholders.

9. Any other matters that need to be specified:

UMC today issued the following statement in response to an indictment (United States v. United Microelectronics Corporation, et al., CR 18 465 (LHK/SVK)  and civil complaint (United States v. United Microelectronics Corporation, et al., 18 CV 06643) unsealed on November 1, 2018 by the United States Attorney’s Office for the Northern District of California.

The indictment and civil complaint allege that starting in 2015 UMC and others conspired to steal trade secrets of another company, Micron Technology, Inc., and used that information to develop technology that was subsequently transferred to Fujian Jinhua, a Chinese company. The allegations in the indictment and complaint are virtually the same as allegations in a civil complaint previously filed against UMC by Micron. UMC regrets that the U.S. Attorney’s Office brought these charges without first notifying UMC and giving it an opportunity to discuss the matter.

UMC is an industry-leading Taiwanese semiconductor company that has been developing integrated circuits and other technologies for four decades. It devotes vast resources to researching and developing technologies and owns a portfolio of thousands of active technology patents worldwide. UMC takes seriously any allegation that it may have violated any laws and fully intends to respond to these allegations accordingly.